Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Immunome, Inc. for the registration of shares of its common stock, preferred stock, debt securities, and warrants and to the incorporation by reference therein of our report dated March 3, 2026, except for the effects of the changes in segment information disclosures discussed in Note 2, as to which the date is November 9, 2026, with respect to the consolidated financial statements of Immunome, Inc., included in Immunome, Inc.’s Quarterly Report on Form 10-Q dated November 9, 2026, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

November 9, 2026